SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE:
For additional information please contact:
Jose Hung	Alfredo Montero
Investor Relations	General Manager
Banco de Credito	Banco de Credito, Miami Agency
Phone: (511) 313-2123	Phone: (305) 448-0971
E-mail: jhung@bcp.com.pe	Fax: (305) 448-0981
Web site: http://www.credicorpnet.com	E-mail: amontero@bcpmiami.com

CREDICORP LTD. ANNOUNCES FINANCIAL RESULTS
FOR THE QUARTER ENDED JUNE 30, 2003

(Lima, Peru, August 14, 2003) — Credicorp Ltd. (“Credicorp”) (NYSE:BAP; LSE:BAPC1) today announced its financial results for the quarter ended June 30, 2003.

Credicorp reported a consolidated net income of US$30.8 million for the six month period ended June 30, 2003, 19.5% above net income of US$25.8 million in the first half of 2002, resulting in US$0.39 and US$0.32 per share, respectively. Net income in the second quarter 2003 was US$28.3 million, or US$0.35 per share, compared with US$11.0 million in the same year-ago period, or US$0.14 per share.

Results in the first half and in the second quarter of 2003 improve with respect to net income in the same periods in 2002, mainly due to: higher fee revenue from banking services; a US$3.0 million gain from the sale of long term investments by PPS, net of income taxes and minority interests; and, lower loan loss provisions (specially in the second quarter). Increases in income could offset expense growth, which include costs due to the merger of Banco Santander Central Hispano-Peru (“BSCH-Peru”), most of which were incurred through March 2003. Merger expenses mostly explain the low net income in the first quarter 2003, which was US$2.5 million (US$0.03 per share).

I. CREDICORP LTD. AND SUBSIDIARIES

SUMMARY OF RESULTS
(In U.S.$ millions, except net income per share)

	Three months ended			Six months ended
	30.06.02	31.03.03	30.06.03	30.06.02	30.06.03

Net interest income	86,1	88,9	89,0	170,3	177,9
Provisions for possible loan losses, net	30,3	34,2	19,7	55,7	53,9
Other income	93,8	112,5	109,6	185,3	222,1
Claims on insurance activities	26,9	25,2	26,4	47,9	51,6
Other expenses	100,5	109,1	112,4	201,0	221,5
Merger costs	0,0	15,5	2,0	0,0	17,5
Translation result	(0,1)	(6,7)	2,6	(2,0)	(4,1)
Income before income tax and
minority interest	22,2	10,6	40,7	49,0	51,4
Income Tax	(9,1)	(6,8)	(9,8)	(17,8)	(16,6)
Minority Interest	(2,1)	(1,4)	(2,6)	(5,4)	(4,0)
Net Income	11,0	2,5	28,3	25,8	30,8
Net Income per share (1)	0,14	0,03	0,35	0,32	0,39

(1) Based on 79.8 million net outstanding shares in all periods
The total number of shares is 94.4 million, however, as 14.6 million are held by affiliates as treasury shares, the net consolidated outstanding shares are 79.8 million.

I.1 PERUVIAN ECONOMIC SITUATION

Economic Activity

Cumulative GDP growth through May 2003 was 4.3%, compared to the same year-ago period, lower than growth rates experinced since the second quarter 2002. In the month of March 2003 GDP grew 6.0%, due in part to the positive timing effect of the Easter holidays, that shifted to April 2003 from March in 2002, which had a compensating low 2.9% growth in April 2003. May 2003 GDP growth was 1.8% due to declines in fishing, in agriculture and commerce, noting that in this month severe labor strikes took place (agriculture, transportation and state teachers). Lower growth in the current quarter points to the expected economic slowdown which may result in less than a 4% growth for total year 2003, compared to 5.4% in 2002. It is still early to analyze the economic effect of higher taxes, that are currently being levied in order to meet fiscal deficit targets.

Cumulative through May 2003, various non-primary sectors grew over 4%, which nevertheless are rates lower than those reported in the second half of 2002, while metals mining continued a positive trend. Through May 2003, the metals mining sector grew 8.3%, services up by 4.8%, non-primary manufacturing grew 4.4%, and electricity and water by 4.2%.

Data available through the first quarter 2003, show that all components of domestic demand evolved positively and drove GDP growth. In this quarter, domestic demand grew 5.1%, which is the lowest rate since the first quarter 2002. Nevertheless, private investment grew 6.9%, but from a very depressed level, managing to grow for the third consecutive quarter and at a rate not seen since 1998.

Public Finance

Public sector deficit was 1% in the first quarter of 2003, below 1.1% in the same period of 2002. This positive result is due to increased Central Government current income that reached 14.7% of GDP, higher than 13.4% in the same prior year period, which offset higher non-financial expenditures, that went from 13.1% to 13.4% of GDP, and a lower result from state companies, mainly from the delay in the adjustment of gasoline and prices of other fuels.

Through May 2003, tax collection increased 14%, in real terms, compared to the same prior year period, partly due to the statistical effect of the comparison with a low 2002 base, in addition to new tax compliance measures. Worthy of note are the 37% increase of Income Tax revenue and the 12% in case of the value-added tax (IGV). The statistical effect will lessen in the second half of 2003 mainly because the new tax measures were put into effect in the second part of 2002. Non-financial expenses increased 7.4%, and additional increases are expected to carry out agreements with various unions. The Government expects to comply with the 1.9% deficit target for fiscal 2003, for which measures have been taken to reduce expenses and increase tax collection, and new taxes are being proposed, some of which require enactment of new legislation by Congress.

Prices and Devaluation

In the second quarter of 2003, the consumer price index in Peru decreased 0.6%, compared to the high 1.8% increase in the preceding first quarter, that was due to higher fuel prices. Price contraction in the current period is mainly due to declining prices of fuel for vehicles and for house consumption, and to lower food prices. Inflation for the last 12 months reached 2.2%, and 1.3% in the first half of 2003, which is below the range (1.5% to 3.5%) targetted by the Central Bank for total 2003. The wholesale price index decreased 0.7% in the current quarter, compared to a 1.1% increase in the preceding first quarter.

The average bank market Nuevos Soles exchange rate in Peru was S/.3.471 at June 30, 2003, remaining almost unchanged compared to S/.3.474 at the beginning of the second quarter, but declines 1.2% from S/.3.514 as of December 31, 2002. Nevertheless, during the quarter the foreign exchange market had some volatility, with the exchange rate increasing up to S/.3.50 during May, due to political instability and the discussion of new tax measures.

International Reserves

International reserves of the Central Bank decreased during the second quarter of 2003, from US$10,443 million at March 31, 2003 to US$9,997 million at June 30, 2003, but remain over US$9,598 million of December 31, 2002. The decrease was mainly due to foreign debt payments made by the public sector.

The Trade Balance had a US$58 million cumulative surplus through May 2003, compared to a US$179 million deficit in the same five month period of 2002. The improvement is due to the 22% increase in exports versus a 13% increase in imports. Exports, which reached US$3,407 million in the first five months of 2003, grow on increased volume and prices of the principal traditional exports, which grew 27%, while non-traditional exports grew 13%. Imports through May 2003 amounted to US$3,349 million, mainly due to higher imports of oil and capital goods.

Financial System

During the second quarter 2003 loan volumes had a slightly positive trend, while deposits declined, within a continuing excess liquidity position. Deposits at June 30, 2003 in the fourteen commercial banks in the system reached S/.48.1 billion (US$13.9 billion), according to the Asociación de Bancos del Peru (ASBANC), a 0.7% decrease in nominal terms compared to March 31, 2003, but are 3.4% higher than deposits at June 30, 2002.

In the second quarter 2003, total loans in the banking system increased 1.0%, in nominal terms, to S/.36.4 billion (US$10.5 billion). Nevertheless, with respect to June 2002, total loans are lower by 1.6%. In the current period, local currency loans (21.9% of total loans) grew 1.8% to S/.7.9 billion (US$2.3 billion), while foreign currency loans grew 0.8% to US$8.2 billion.

As of June 30, 2003, the Peruvian bank’s past due ratio was 7.9%, remaining almost unchanged since the beginning of 2003, but improve over the 8.2% rate in June 30, 2002.

Commercial banks’ past due loans grew 1.3% during the current quarter to S/.2.9 billion (US$823 million), but are lower by 5.4% compared to bad loans at June 2002 (in nominal terms). At June 30, 2003, loan loss provisions were S/.3.7 billion (US$1.1 billion), decreasing 2.1% during this quarter. The system-wide past due loan coverage ratio was 128.0% at June 30, 2003, higher than 124.9% coverage at June 2002, but decreases from 132.5% in the preceding first quarter.

During the second quarter 2003 commercial banks’ interest rates continued their declining trend due to excess liquidity, but at a slower pace, and specially for local currency operations. Local currency average loan rates (TAMN) were 20.2% in second quarter 2003, remaining similar to rates in the first quarter of 2003, while deposits rates (TIPMN) decreased to 3.3% from 3.5%, respectively. In the fourth quarter 2002, TAMN was 21.1% and TIPMN was 3.7%. The average local currency interbank rates remained at 3.8% in the current quarter. Foreign currency loan rates (TAMEX) and deposit rates (TIPMEX) remained similar to the ones in the first quarter 2003, 10.1% and 1.2%, respectively.

I.2 INTEREST INCOME AND OTHER INCOME

Net interest income in the second quarter of 2003 was US$89.0 million, 3.4% over income earned in the same period of 2002, mostly due to higher loan volumes partly offset by decreased interest margins. The net interest margin (net interest income over average interest earning assets), on an annualized basis, was 5.32% during the second quarter of 2003, lower than 6.00% in the year-ago quarter, but increases compared to 5.17% in the preceding first quarter of 2003. Increased net interest margin with respect to the preceding quarter is principally due to higher returns in Nuevos Soles investments, in spite of lower lending rates, noting the continuing overall excess of liquid funds.

The volume of interest earning assets, as an average between quarterly ending balances, reached US$6,697 million in the period, increasing 16.6% compared to US$5,741 million in the second quarter of 2002 mostly due to volume from the merger of BSCH-Peru.

Non-interest income was US$109.6 million in the second quarter of 2003, 16.9% higher than US$93.8 million in the same period of 2002, principally due to higher income from banking fees and from gains on securities, where US$5.7 million was obtained from the sale by PPS of long term investments. The Other income caption, US$16.5 million in the current quarter, decreases from US$28.2 million in the first quarter of 2003, which had higher recoveries of charged-off accounts and US$5.7 million of deferred earnings that did not have an effect in net income since offsetting loan loss provisions for the same amount were registered. Non-interest income components were as follows:

	2Q02	1Q03	2Q03	2Q03 vs.	2Q03 vs.
(In US$Mn)				1Q03	2Q02

Commissions for banking services	41.2	46.2	47.5	2.9	15.5%
Net premiums	31.4	31.9	32.1	0.6	2.2%
Gains from sale of securities	2.0	-0.2	7.6	N/A	285.2%
Gains from foreign exchange	5.8	6.4	5.8	-8.5%	1.1%
Other non-interest income	13.5	28.2	16.5	-41.5%	22.6%
Total Non-Interest Income	93.8	112.5	109.6	-2.6%	16.9%

I.3 OTHER NON-INTEREST EXPENSES

Other non-interest expenses amounted to US$114.4 million in second quarter 2003, which, excluding merger costs, amounted to US$112.4 million, 11.8% higher than in the same period of the previous year. The increase is explained principally by US$4.5 million of provisions for contingencies made by Credicorp, registered in the Other expense caption, and by non-recurrent expenses in BCP (see Section II.4). Credicorp’s other expense components had the following variations:

	2Q02	1Q03	2Q03	2Q03 vs.	2Q03 vs.
(% change and US$Mn)				1Q03	2Q02

Salaries and employee benefits	44.8	46.1	45.1	-2.0%	0.9%
General, administrative, and taxes	33.7	38.8	36.0	-7.3%	6.9%
Depreciation and amortization	10.9	11.7	12.4	5.5%	13.4%
Other	11.1	12.5	18.8	51.2%	69.0%
Merger costs	-.-	15.5	2.0	-86.9%	N/A
Total Other Expenses	100.5	124.6	114.4	-8.7%	13.8%

The efficiency ratio (adjusted operating expenses, determined by netting provisions for assets received in lieu of loan repayment, employee profit sharing expenses and non-recurrent expenses) as a percentage of total income, without extraordinary concepts, was 53.4% in the second quarter of 2003 having been 50.2% in the same period last year. Adjusted operating expenses as a percentage of average total assets was 4.9% the current period, remaining similar to the ratio in the year-ago quarter.

I.4 ASSETS AND LIABILITIES

Credicorp’s totals assets were US$8.2 billion at June 30, 2003, 12.9% over the balance at the end of the same quarter of 2002, but decreases 4.0% compared to the ending balance of March 2003. The loan portfolio as of June 30, 2003 reached US$4.6 billion, increasing 13.3% compared to the year-ago balance, but decreased 1.3% during the current quarter. Deposits and other obligations reached US$6.4 billion at June 30, 2003, a 15.2% increase since June of last year, but are 5.2% lower than the March 2003 balance. Due to banks and correspondents, which closed at US$286.9 million, continued its declining trend, decreasing 5.3% from US$302.8 million in June 2002.

Loan quality indicators are shown in the following table:

(In US$Mn)	2Q02	1Q03	2Q03

Total loans	4,045.4	4,639.6	4,581.4
Past due loans	316.3	384.1	360.1
Loan loss reserves	314.1	430.7	407.1

Past due / Total loans	7.8%	8.3%	7.9%
Reserves / Past due	99.3%	112.2%	113.1%

The balance of past due loans decreased during the current quarter partly due to charge-offs amounting to US$37.0 million.

I.5 SUBSIDIARIES

Credicorp’s principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)	2Q02	1Q03	2Q03	6m02	6m03

Banco de Credito BCP	US$ 13.3	US$ 8.0	US$ 27.2	US$ 27.2	US$ 35.2
Atlantic	0.1	0.6	1.6	1.4	2.2
PPS	1.4	1.1	5.6	3.6	6.7
Banco Tequendama	-0.5	-1.1	0.9	-0.3	-0.2
Credicorp and others*	-3.3	-6.1	-7.0	-6.1	-13.1
Consolidated Net Income	US$ 11.0	US$ 2.5	US$ 28.3	US$ 25.8	US$ 30.8

* Includes Inversiones Credito and others.

In the second quarter of 2003, the Credicorp and others concept contributed a loss of US$7.0 million, higher than the loss of US$3.3 million in the same prior year period. The increase is mostly due to a US$4.5 million charge for contingencies reserves and a US$1.4 million provision for substandard loans transferred from Banco Tequendama. The loss contributed in the year-ago quarter include a US$2.4 million translation loss due to the devaluation of the Venezuelan Bolivar which affected the equity that Banco Tequendama had in that country.

In the present quarter, Banco de Crédito BCP contributed US$27.2 million to Credicorp’s net income, while its results according to Peruvian accounting principles reported in Section II, amounted to US$28.8 million, with the difference mainly due to the elimination of minority interests (US$1.0 million) and of dividends received from Credicorp (US$0.5 million).

The contribution of Atlantic Security Holding Corporation of US$1.6 million in the current quarter is similar to net income shown in its books (see Section III), but the first half 2003 contribution of US$2.2 million is lower than the US$5.4 million profit in its books due to the elimination for consolidation purposes of US$3.1 million of dividends received from Credicorp and registered as income. In the first half of 2002 US$4.2 million were eliminated for the same reason, of which US$2.1 million were registered in the second quarter of 2002.

In the second quarter 2003, Credicorp had a contribution from PPS of US$5.6 million, lower than US$6.8 million in its local Peruvian GAAP books, mainly due to the elimination of dividends received from Credicorp (US$0.8 million) and of minority interests (US$1.8 million), which were partly offset by lower reserve requirements and with gains on inflation adjustment.

In the first half of 2003, Banco Tequendama’s loss contribution of US$-0.2 million, does not include provision expense incurred by Credicorp of US$3.4 million, of which US$1.4 million was expensed in the second quarter 2003, as mentioned above. Compared to the year-ago periods, Banco Tequendama contributed US$-0.3 million in first half 2002, while Credicorp assumed a charge of US$3.5 million, of which a US$2.4 million expense was incurred in the second quarter 2002.

Below are brief comments on some of the subsidiaries not discussed in the following sections of this report:

Banco de Crédito de Bolivia (“BCB”), Bolivia

Credicorp holds 100% of BCB’s shares, directly and through various subsidiaries, and it is consolidated within BCP’s financial statements. Expectations on the Bolivian economy continue cautious, with GDP growth that may not reach 3%, mainly due to the government’s fiscal difficulties, after the budget deficit reached 8.5% of GDP in 2002. Following severe social protests in the first quarter 2003, the government is preparing measures to generate employment, to increase construction of public works and to facilitate the restructuring of businesses.

Inflation in the second quarter of 2003 was 0.54%, and of 0.78% in the first half of the year, due to weak domestic demand. Devaluation continued over inflation with a 1.1% exchange rate increase in the current quarter and of 2.1% in the first half of 2003, reaching 7.64 Bolivianos per Dollar at June 30, 2003.

Loan volume in the banking system, which have been declining since year 2000, increased 1.7% in the current quarter to US$2,624 million at the end of June 2003. Loan quality improved, from a past due ratio of 20.1% in March 2003, to 19.3% at June 2003. Total deposits in the system amounted to US$2,714 million at June 2003, higher by 3.7% compared to the balance at March 2003.

BCB’s market share in deposits at June 2003 was 12.5%, increasing from 12.1% at the end of March 2003, remaining as the fifth of twelve banks in the system. In terms of loans, BCB continued as the fourth bank in the system with 12.1% market share, also higher than 11.5% it had last March.

As of June 30, 2003, BCB had total loans of US$315.1 million which compares to the US$311.2 million at March 2003, and US$355.4 million at the end of June 2002. At the end of the second quarter 2003, BCB’s past due loans reached US$73.8 million, or 23.4% of total loans, higher than 23.2% at March 2003. Coverage of past due loans with loan loss provisions decreased from 75.8% as of March 2003 to 69.9% in June 2003.

In BCB’s records of the second quarter 2003, US$1.2 million of loan loss provisions were charged against results, compared to US$7.8 million charged during the same quarter of last year, jointly incurred by BCB and at the BCP level to cover BCB’s impaired assets.

In BCB´s own records, second quarter 2003 net income was US$440 thousand, compared to US$15 thousand in the year-ago quarter.

Banco Tequendama, Colombia

In the first quarter 2003 Colombian GDP grew 3.8%, compared to the same period in 2002, a rate higher than the 2.4% expected for total 2003. In 2002 growth was 1.7%. The weak economic recovery is led by expansion of the construction sector, that grew 15.8% in the quarter, but its growth trend is slowing down. Manufacturing continues to expand and reaches a cumulative growth rate of 5.3% through april 3003 (to avoid the calendar effect of the change of the Easter holiday). GDP growth also benefitted from exports that, though may 2003, managed to increase 4.2%, in spite of the collapse of the Venezuelan market (that had a 10% share of total exports), accomplished through sales to other markets and increased petroleum and minerals exports.

The Government’s fiscal deficit continued under control in the first months of 2003, although meeting the 2.5% deficit target for full year 2003 is not yet assured. For this purpose several measures have been taken in taxation and restructuring of the government, and there have been advances toward the referendum which, among other issues, would freeze wages and pensions.

During the quarter Central Bank intervention in the foreign exchange market continued with the purpose of reducing its volatility, which led to an exchange rate of Col$3,000 per US$1 during the first quarter, which then declined below Col$2,800 to end at Col$2,812 as of June 30, 2003, a 5% revaluation during the current quarter and of 2% in the first half of 2003.

Inflation is beginning to slow down. Prices increased 1.6% in the second quarter of 2003, compared to 3.4% in the preceding first quarter, and is lower than 2.0% in the second quarter of last year. Still, the official inflation target of between 5 to 6% for full year 2003 seems difficult to attain as inflation for the past twelve months to June 2003 remains at 7.2%.

To control inflation, the Central Bank increased its intervention rates in January 2003 by 100 basis points, with an additional 100 points in April. Nevertheless, the effect on other interest rates has been low, with rates in real terms remaining close to zero. The DTF rate decreased slightly from 7.70% last December 2002, to 7.68% at the end of March 2003, and to 7.78% at the end of June 2003.

Banking system statistics show that loans increase from US$14.4 billion at December 2002, to US$14.9 billion at the close of May 2003, with the past-due ratio improving from 12.7% to 12.2%, respectively. The coverage ratio of loan provisions over bad loans remained almost unchanged, it was 61.9% at December 2002 and 61.3% in May 2003. Total deposits in the banking entities were US$18.7 billion at the end of May 2003, decreasing from US$19.2 billion at December 2002.

Banco Tequendama’s loan market share, as of May 2003, was 1.42%, similar to 1.43% obtained in December 2002. At the same dates, deposit market share increased to 0.81% from 0.74%.

As of June 30, 2003, Banco Tequendama’s loans were US$221.0 million, increasing 4.9% from US$210.7 in March 2003, but decreases compared to US$239.0 millon as of June 2002. At the end of June 2003, deposits totaled US$172.2 million, higher than US$164.1 million in March 2003, but decreases from US$193.1 million at the year-ago period.

The past due loan ratio was 2.0% in June 2003, improving from 2.9% at the end of March 2003 and from 4.3% at December 2002, while coverage with provisions was 122.4%, compared to 94.6% and 69.5%, respectively.

II. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES (“BCP”)

II.1 NET INCOME

Consolidated net income for the six month period ended June 30, 2003 was S/.112.2 million (US$32.3 million), compared to net income of S/.125.0 million (US$36.0 million) in the first half of 2002, resulting in S/.0.09 and S/.0.10 per share, respectively. Net income decreased compared to the year-ago period principally due to higher non-recurring expenses required by the merger of BSCH-Peru, that were expensed mostly through March 2003 and that reached S/.60.3 million (US$17.4 million) as of June 2003, which were partly offset by increased non-interest income.

Net income for the second quarter of 2003 was S/.100.0 million (US$28.8 million), increasing over S/.66.1 million (US$19.0 million) in the same period of 2002. Net income in the current quarter increased compared to the year-ago period principally due to higher non-interest income and lower loan loss provisions, that offset decreased inflation adjustment gains.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SUMMARY OF RESULTS (1)
(In constant S/. and U.S.$ millions, except net income per share)

	Three months ended				Six months ended
	30.06.02	31.03.03	30.06.03	30.06.03	30.06.02	30.06.03	30.06.03

				US$			US$
Net interest income	278.7	281.7	284.4	$81.9	557.2	566.1	$163.1
Provisions for loan losses, net	103.9	115.3	66.3	$19.1	191.6	181.6	$52.3
Other income	189.6	248.4	212.3	$61.2	372.7	460.7	$132.7
Other expenses	295.3	311.7	297.5	$85.7	586.5	609.2	$175.5
Merger costs	0.0	53.3	7.0	$2.0	0.0	60.3	$17.4
Result from exposure to inflation	23.9	(24.9)	3.7	$1.1	24.2	(21.2)	($6.1)
Income before income tax	93.0	24.9	129.7	$37.4	176.1	154.6	$44.5
Income Tax	26.9	12.7	29.7	$8.5	51.1	42.4	$12.2
Net Income	66.1	12.1	100.0	$28.8	125.0	112.2	$32.3
Net Income per share (2)	0.05	0.01	0.08	$0.02	0.10	0.09	$0.03

(1) Financial statements prepared according to Peruvian GAAP. The financial information is in constant soles as of June 30, 2003. Figures in US$ have been translated at the exchange rate of S/.3.471 to the dollar.
(2) Based on 1,202 million outstanding shares in all periods.

II.2 NET INTEREST INCOME

Interest income, net of interest payments, in the second quarter of 2003 reached S/.284.4 million (US$81.9 million), increasing 2.0% compared to the same period of last year, but remains similar to the preceding first quarter of 2002. The increase versus net interest income in the second quarter 2002 is mainly due to higher interest earning assets that offset lower interest margins, within a persistent excess liquidity environment in both local and foreign currencies.

During the second quarter of 2003, the net interest margin was 5.34%, decreasing from 6.04% in the second quarter of 2002, but is higher than 5.08% during the preceding first quarter of 2003. During the current quarter the margin improved mostly due to higher lending and investments in local currency. In spite of the continuing decline of loan and deposits interest rates in both, local and foreign, currencies, returns in local currency investments grew, which raised the interest margin in that currency, while the margin in foreing currency operations remained stable.

II.3 NON-INTEREST INCOME

Non-interest income, including fee revenue and other non-interest items, in the second quarter of 2003 amounted to S/.212.3 million (US$61.2 million), 12.0% higher than income earned during the same period of 2002, mostly due to higher banking services fees.

In the second quarter of 2003, fees from banking services amounted to S/.158.7 million (US$45.7 million), 14.5% higher than in the same period of 2002, mostly due to increases in various services, specially from account maintenance fees. In the quarter, fees on the most important banking services had the following growth rates:

(In constant S/. Mn.)	2Q02	2Q03	Growth

Contingent credits	6.6	7.5	13.6%
Foreign Trade	6.7	8.1	20.3%
Account Maintenance	37.4	43.6	16.5%
Insurance	6.3	7.0	10.7%
Collections fees	16.4	15.9	-3.2%
Fund transfer services	25.2	25.9	3.6%
Credit card fees	16.1	19.7	23.0%
Brokerage	7.7	11.3	47.7%
Corporate Finance	1.5	3.8	148.4%
Loan administration	0.5	1.3	154.9%
Shipping and handling	7.3	6.9	-6.0%
Other	6.8	7.7	12.7%
Total	138.5	158.7	14.5%

In the second quarter of 2003, securities transactions resulted in gains of S/.8.2 million (US$2.4 million), similar to gains in the year-ago quarter which had S/.8.9 million (US$2.6 million). The general index of the Lima Stock Exchange increased 17.1% in the second quarter of 2003, compared to a 12.7% decline in the same period of 2002.

Gains from foreign exchange operations, which are the result of the foreign exchange buy-sell margin, were S/.18.9 million (US$5.4 million) in the second quarter of 2003, 3.5% over revenue in the same period in 2002, mainly due to increased traded volumes, which offset a slight decline in margins.

The Other Income caption, that mainly registers reversals of prior year expenses and provisions and recoveries of certain operating costs, increased from S/.23.9 million (US$6.9 million) in the second quarter of 2002 to S/.26.6 million (US$7.7 million) in the current period, but declines with respect to S/.67.8 million (US$19.5 million) in the first quarter of 2003, which included deferred earnings amounting to S/.19.9 million (US$5.7 million) that did not have an effect in net income since offsetting loan loss provisions for the same amount were registered.

II.4 OTHER NON-INTEREST EXPENSES

Non-interest expenses during the second quarter of 2003 were S/.304.4 million (US$87.7 million), 3.1% above those of the same period in 2002, but decline 16.6% with respect to the preceding first quarter in which costs related to the BSCH-Peru merger were registered. Adjusted operating expenses reached S/.263.4 million (US$75.9 million) in the second quarter of 2003, increasing 2.6% compared to the year-ago period. Second quarter 2003 adjusted operating expenses are determined by excluding: (i) provisions for assets received in lieu of loan repayment (S/.23.2 million); (ii) non-recurring expenses related to the BSCH-Peru merger and systems’ restructuring costs (S/.12.8 million); and (iii) employee profit sharing expenses (S/.5.0 million).

In the second quarter 2003 BSCH-Peru merger costs, of S/.7.0 million (US$2.0 million), were incurred mainly for general expenses and employee severance indemnities. In the first quarter 2003 merger costs amounted to S/.53.4 million (US$15.4 million).

Excluding merger costs, approximately 42% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept decreased 3.8% to S/.124.7 million (US$35.9 million) when compared to the second quarter of 2002. At the end of the second quarter 2003 the number of employees stood at 7,570, decreasing from 7,629 employees as of March 2003, mainly due to restructuring plans at Banco de Crédito and at Solución Financiera.

General and Administrative expenses, which represented 33% of non-interest expenses excluding merger costs, reached S/.99.0 million (US$28.5 million) in the second quarter of 2003, increasing 8.7% when compared to expenses in the year-ago period partly due to non-recurring expenses related to systems amounting to S/.5.8 million (US$1.7 million). In the quarter, the most significant general and administrative expenses excluding merger costs were:

(In constant S/. Mn.)	2Q02	2Q03	Chnge.

Office supplies and operating costs	11.4	12.6	10.3%
Communications	9.2	9.6	4.6%
Third party fees	17.2	16.8	-2.5%
Insurance and security	7.7	8.0	4.6%
Transport of currency and securities	11.1	11.8	6.1%
Systems and maintenance	16.0	22.1	38.0%
Advertising and marketing	15.9	13.6	-14.5%
Other G&A	2.4	4.5	83.8%
Total G&A	91.1	99.0	8.7%

The Other caption within Other Non-Interest Expenses, decreased from S/.36.5 million (US$10.5 million) in the second quarter of 2002 to S/.29.0 million (US$8.4 million) in the current quarter, mainly due to lower provisions for contingencies registered within this caption.

The ratio of adjusted operating expenses (determined by excluding provisions for assets received in lieu of loan repayment, employee profit sharing expense and non-recurring expenses) as a percentage of average total assets, decreased from 4.9% in the second quarter of 2002 to 4.4% in the current period.

Adjusted operating expenses, as a percentage of total income (excluding non-recurring income), also improved from 54.8% to 53.0% when comparing the second quarters of 2002 and 2003, respectively.

II.5 ASSETS AND LIABILITIES

Total assets of BCP reached S/.23,386 million (US$6,737 million) at the end of June 2003, increasing 10.9% with respect to the year-ago balance, but decrease by 5.1% compared to assets at March 2003.

Consolidated total loans were S/.14,618 million (US$4,212 million) at the end of June 2003, increasing 12.1% compared to June 2002, but are slightly lower by 0.9% with respect to preceding quarter loans. At June 30, 2003, the loan portfolio, net of provisions, represented 56.3% of total assets, higher than 53.8% at March 2003. At the end of the second quarter of 2003, the Nuevos Soles portion of the loan portfolio was 17.2%, over 16.7% in March 2003, and also over 14.2% as of June 2002.

As of June 30, 2003 total deposits were S/.20,013 million (US$5,766 million), increasing 13.2% compared to second quarter 2002 deposits, but declined 4.6% during the current quarter. During the second quarter 2003, savings deposits decreased by 1.0%, demand deposits by 4.3%, and time deposits by 6.6%. Deposits denominated in Nuevos Soles were 23.5% of total deposits, higher than 22.2% at March 2003, and also increasing over 20.4% at the end of June 2002.

BCP’s subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net			Total Deposits

(In % and constant S/.Mn.)	30.06.02	31.03.03	30.06.03	30.06.02	31.03.03	30.06.03

Banco de Credito del Peru	78.0%	86.4%	86.0%	84.6%	90.6%	90.0%
Banco de Credito de Bolivia	9.8%	6.5%	7.0%	8.4%	5.6%	6.2%
Banco de Credito Overseas	4.5%	0.1%	-----	3.0%	0.0%	-----
Credito Leasing	5.8%	4.9%	4.8%	2.9%	2.6%	2.6%
Solucion Financiera de Credito	1.9%	2.1%	2.2%	1.1%	1.1%	1.2%
TOTAL%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
BCP consolidated Total	S/.11,931	S/.13,266	S/.13,177	S/.17,673	S/.20,985	S/.20,014

According to statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of June 30, 2003, Banco de Crédito del Perú had a total loan market share of 34.3% (35.3% at March 31, 2003 and 27.2% at June 30, 2002), and 36.3% of deposits (38.5% at March 31, 2003 and 31.4% at June 30, 2002).

Loan portfolio composition by business segment developed as follows:

(In % of total and constant S/. Mn)	30.06.02	31.03.03	30.06.03

Corporate	45.5%	43.2%	43.1%
Middle market	27.2%	26.0%	26.4%
Retail:	27.3%	30.8%	30.5%
- small business	11.3%	11.0%	10.1%
- home mortgage	8.1%	12.1%	12.6%
- consumer	4.6%	4.3%	4.4%
- credit cards	3.2%	3.4%	3.4%
Total	100.0%	100.0%	100.0%
Total Loans	S/.13,038	S/.14,746	S/.14,618

In the current quarter, loan balances decreased 0.9%, while middle market loans increased by 0.7% to S/.3,862 million (US$1,113 million), corporate loans are lower by 1.2% to S/.6,298 million (US$1,814 million), and retail loans decreased by 1.7% to S/.4,459 million (US$1,285 million). Retail loans by product performed as follows:

	30.06.02	31.03.03	30.06.03	30.06.03 vs.	30.06.03 vs.
(% change and constant S/. Mn)				31.03.03	30.06.02

Small business loans	1,476	1,593	1,473	-7.5%	-0.2%
Mortgage loans	1,062	1,797	1,842	2.5%	73.5%
Consumer loans	598	645	641	-0.7%	7.2%
Credit card loans	417	500	502	0.4%	20.5%
Total Retail	3,553	4,535	4,459	-1.7%	25.5%

At June 30, 2003 contingent credits were S/.4,931 million (US$1,420.5 million), 13.4% over the June 2002 figure, as can be seen in the following chart:

	30.06.02	31.03.03	30.06.03	30.06.03 vs.	30.06.03 vs.
(% change and constant S/. Mn)				31.03.03	30.06.02

- Guarantees and Stand-by LCs	2,075	2,278	2,194	-3.7%	5.8%
- Letters of Credit	424	505	440	-13.0%	3.6%
- Acceptances	102	134	159	18.5%	55.5%
- Foreign currency forwards	1,076	1,324	1,473	11.3%	36.9%
- Other contingent accounts	672	659	665	0.9%	-0.9%
Total Contingent Credits	4,349	4,900	4,931	0.6%	13.4%

II.6 LOAN QUALITY

During the second quarter of 2003 loan quality continued to improve. Consolidated past due loans amounted to S/.1,224 million (US$352.6 million) at June 30, 2003, decreasing 3.3% from the balance of S/.1,266 million (US$364.8 million) as of the end of March 2003, and are also 9.0% below past due loans at year-end 2002 which already included BSCH-Peru loans.

The ratio of past due loans as a percentage of total loans was 8.37% at June 30, 2003, improving during this quarter compared to 8.59% at March 2003, but is over 7.93% in June 2002 where past due loans from BSCH-Peru were not yet incorporated.

At the end of the second quarter 2003, outstanding balances of loan loss provisions totaled S/.1,442 million (US$415.3 million), decreasing 2.6% compared to the preceding quarter due to charge-offs. The ratio of loan provisions to past due loans was 117.8% at the end of this quarter, higher than the 116.9% at March 2003 and also better than 107.1% past due coverage at June 2002.

Of total provisions outstanding at the end of the current quarter, S/.208.0 million (US$59.9 million) correspond to generic provisions assigned to loans in the Normal (A) risk category, decreasing from the balance at March 31, 2003 of S/.261.3 million (US$75.3 million) due to the final allocation of reserves that exceeded required levels.

Loans believed to be unrecoverable, fully provisioned in prior periods, were written-off during the second quarter 2003 amounting to S/.128.4 million (US$37.0 million), of which approximately 5% were related to consumer loans. This compares to charge-offs in the first quarter of 2003 of S/.58.6 million (US$17.0 million), and S/.168.1 million (US$48.4 million) in the year-ago second quarter.

At the end of the current quarter, refinanced loans amounted to S/.912.2 million (US$262.8 million), lower than the balance at March 2003 that was S/.954.8 million (US$275.1 million).

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 18.1% of the loan portfolio in June 2003, decreasing from 19.5% in June 2003, but is slightly over 17.8% that resulted in March 2003. The loan classification is as follows:

(% of Total loans and S/.Mn const.)	30.06.02	31.03.03	30.06.03

A: Normal	68.7%	72.9%	70.3%
B: Potential Problem	11.8%	9.3%	11.5%
C: Deficient	9.2%	6.7%	5.9%
D: Doubtful	5.4%	5.7%	6.6%
E: Loss	4.9%	5.4%	5.6%
Total	100.0%	100.0%	100.0%
Total Loans	S/.13,038	S/.14,746	S/.14,618

Loan loss provisions, net of recoveries, charged in second quarter 2003 amounted to S/.66.3 million (US$19.1 million), lower than S/.103.9 million (US$29.9 million) in the year-ago period, mainly due to improved loan quality and to the allocation of generic reserves that exceeded required levels. Provision expense in the first quarter of 2003 was S/.115.3 million (US$33.2 million), which included US$13.4 million for the past due portfolio of the Bolivian subsidiary. In the current quarter, provision expense for Bolivian bad loans decrease to US$1.2 million. Quarterly provision expense charged by each business segment, without considering current period’s allocation of generic reserves, was as follows:

(% of Provision expense and S/.Mn const.)	2Q02	1Q03	2Q03

Corporate Banking	24.9%	29.3%	41.2%
Middle Market	30.3%	35.3%	21.4%
Retail	44.8%	35.4%	37.4%
Total	100.0%	100.0%	100.0%
Total Provision Expense, net	S/.103.9	S/.115.3	S/. 66.3

II.7 CAPITAL ADEQUACY

At the end of the second quarter of 2003, BCP’s unconsolidated ratio of risk-weighted assets to regulatory capital was 9.4 to 1.0 (10.7%), while the corresponding consolidated ratio was 7.9 to 1.0 (12.6%). Risk-weighted assets include S/.771.1 million (US$222.2 million) of market-risk exposure whose coverage required S/.70.1 million (US$20.2 million) of regulatory capital at June 30, 2003. Peruvian regulations limit risk-weighted assets to a ratio of 11.0 to 1.0 (9.1%).

As of June 30, 2003, BCP’s consolidated “regulatory capital” was S/.2,165 million (US$623.7 million), decreasing compared to S/.2,186 million (US$629.8 million) in the preceding quarter mostly due to higher investments. Regulatory capital included S/.163.4 million ($47.1 million) in subordinated debt in the current period, which remained almost unchanged during the quarter.

	BCP unconsolidated		BCP consolidated

(In constant S/. Mn.)	30.06.02	30.06.03	30.06.02	30.06.03

Regulatory capital	1,437	1,598	2,036	2,165
Risk weighted assets	13,636	14,942	16,719	17,131
Weighted assets / Capital	9.5	9.4	8.2	7.9
Capital / Weighted Assets	10.5%	10.7%	12.2%	12.6%

III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES (“ASHC”)

Consolidated net income for the six month period ended June 30, 2003 was US$5.4 million, remaining almost unchanged compared to US$5.5 million in the first half of 2002. Net income through June in both years are similar in spite of higher returns on the investment portfolio in 2003, which offset higher risk provisions and lower interest margins.

Net income in the second quarter 2003 was US$1.6 million, compared to US$2.1 million in the same year-ago period. Profits in the current quarter decrease with respect to the prior year period mainly due to lower dividend and net interest income and higher risk provisions, which are partly offset by higher returns on the investment portfolio.

Net interest income, before risk provisions and not including dividend income, was US$3.7 million in the second quarter of 2003, lower than US$4.6 million in the same quarter of last year. Dividends received in these periods amounted to US$0.1 million and US$2.1 million, respectively.

Net interest margin as a percentage of interest earning assets, without considering dividends, was 2.4% during second quarter 2003, similar to 2.5% in the preceding first quarter, but decreases compared to 3.4% in the second quarter 2002. With respect to the year-ago period, the margin decreases mainly due to the portfolio shift from higher return fixed income securities in favor of investment grade papers, that offer lower interest rates but that will reduce balance sheet volatility.

In the second quarter of 2003 charges against income for market risk provisions amounted to US$3.5 million, similar to US$3.6 million charged in the preceding first quarter, but increase from US$0.8 million provisioned in the year-ago period. Additionally, in the current quarter US$0.9 million were also provisioned for credit risks, higher than US$0.6 million loan provisions in the preceding period, and also compared to US$0.1 million in the prior year second quarter.

Non-interest income, which includes fee income, realized gains on securities transactions before risk provisions and others, improved from a loss of US$1.3 million in the second quarter of 2002 to a gain of US$3.9 million in the current quarter. Compared to the prior year second quarter, income increases mainly due to higher realized gains on securities transactions, which improve from a loss of US$3.5 million in second quarter 2002, to a US$2.8 million net gain in the second quarter of 2003. Fee income decreased from US$1.5 million in the year-ago quarter to US$0.8 million in the current period, mainly because of administrative services and shared comissions paid to affiliates in the U.S., which are required after the restructuring of Credicorp’s operations in that country.

The loan portfolio, net of provisions, was US$156.7 million as of June 30, 2003, remaining almost unchanged during the quarter, but decreases compared to US$167.2 million at June 2002, mainly due to lower lending to Peruvian companies and lower risk-participated loans.

The marketable securities portfolio was US$359.8 million at June 2003, over US$327.6 million last March 2003, and increases also from US$312.3 million at the end of second quarter 2002.

Deposits amounted to US$583.7 million at June 30, 2003, increasing from US$573.0 million at the end of the preceding first quarter, and also compared to US$503.5 million at the end of the second quarter of 2002.

Funds under management were US$560.5 million at June 30, 2003, 3.4% higher than US$542.2 million at the end of March 2003, and grows 11.6% compared to US$502.3 million at the end of the second quarter 2002. The increase is principally due to the introduction of new structured products and funds under management with higher yields than interest paid on bank deposits.

Net equity reached US$128.7 million at the end of June 2003, higher than US$119.3 million at March 2003 mainly due to the US$12.8 million increase in the equity account of reserves for unrealized losses on investments, which changed from a balance of US$-2.2 million of unrealized losses at the end of March 2003, to US$10.6 million of unrealized gains at the end of the current quarter, due to improved values in capital markets of the available for sale proprietary portfolio. This equity increase was partly offset by a US$5.0 million dividend payment. The loan portfolio had no past dues.

The ratio of operating expenses over average assets decrease to 0.9%, annualized, in the second quarter of 2003 compared to the 1.5% ratio during the same period in 2002. This ratio declines to 0.5% in the second quarter of 2003, when funds under management are included within total assets, improving from 0.8% in the prior year quarter. The improvements a mainly due to the closing of ASB’s U.S. agency.

IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES (“PPS”)

PPS obtained in the six month period ended June 30, 2003 a consolidated net income of S/.28.6 million (US$8.3 million), 28.1% over net income of S/.22.4 million (US$6.4 million) in the year-ago period. Net income in the second quarter of 2003 was S/.23.5 million (US$6.8 million), higher than S/.9.9 million (US$2.9 million) in the same quarter of 2002.

Results in the first half and in the second quarter of 2003 increase over profits in the same periods of the prior year mainly because of gains on the sale of long-term investments, which amounted to S/.19.7 million (US$5.7 million).

Total premiums in the second quarter of 2003 were S/.266.7 million (US$76.8 million), 38.9% over to premiums of S/.192.0 million (US$55.3 million) in the year-ago quarter. Net premiums earned, net of reinsured premiums and reserves, were S/.121.1 million (US$34.9 million) in second quarter 2003, 3.9% over premiums in the prior year quarter. The increase in total premiums is mostly due to life annuities, which require high reserves, and fire insurance operations with government entities, which are mostly reinsured, resulting in a lower growth rate for net premiums earned.

Additions to technical reserves for premiums grew by S/.76.0 million (US$21.9 million) in the second quarter of 2003, three times larger than additions of S/.24.3 million (US$7.0 million) in the same quarter of last year, most of which were established by Pacífico Vida for its life annuities and life insurance lines.

Comparing cumulative results for the first half of 2003 and 2002, consolidated premiums grew 17.4% reaching S/.507.0 million (US$146.1 million). Total premiums consisted of: i) general insurance lines, that amounted to 53.7% of total premiums and increased 0.7%; ii) Pacífico Salud, that was 8.8% of total premiums, increasing 12.2%; and, iii) premiums by Pacífico Vida, which amounted to 37.5% of the total and grew 55.9%.

Cumulative through June 30, 2003, growth of Pacífico Salud and the health and medical assistance insurance line (19.1% of total premiums) was 5.1%; fire insurance lines (20.2% of total premiums) increased 2.6%; while the automobile insurance line (5.7% of total premiums) increased 2.3%. Through June 2003, pension fund benefits insurance (6.5% of total premiums) decreased 6.4%, while group life insurance and individual life insurance policies (10.4% of total premiums) grew 16.3%, and life annuities (19.5% of total premiums) increased 175.4%, compared to the prior year period. Life annuities increased due to the regularization of bonds issued by the public pension fund for past contributions and easier early retirement regulations.

Net underwriting results was S/.13.9 million (US$4.0 million) in the second quarter of 2003, compared to S/.9.9 million (US$2.9 million) in the prior year quarter, maily due to lower claims. The ratio of net underwriting results (net premiums less reserves and claims as a percentage of total premiums) was 5.2% in the second quarter of 2003, remaining similar to the ratio in the prior year quarter. Nevertheless, in first half 2003 this ratio decreased to 5.6% compared to 8.6% in the prior year period, mainly because of higher reserves.

Net claims incurred in the second quarter of 2003 were S/.90.6 million (US$26.1 million), 6.1% lower than claims in the same quarter of 2002. The net loss ratio (net claims to net premiums) decreases to 46.0% in the current quarter from 68.4% in second quarter 2002. In the first half of 2003, the net loss ratio was 48.4%, under 58.1% in the same period of 2002, but continues high in pension fund insurance (127.3%), health (74.9%) and in Pacífico Salud (85.8%).

The combined ratio (the sum of net claims, general expenses and commissions, as a percentage of net premiums) improved from 91.8% in the second quarter of 2002 to 66.6% in the current quarter, mainly because of lower net claims.

Operating expenses over net premiums declined from 19.4% to 15.1% comparing the second quarters of 2002 and 2003, respectively.

Investments in real estate and financial assets were S/.1,175 million (US$338.6 million) at the end of the current quarter, increasing 24.3% from the year-ago balance.

As of June 30, 2003, total assets were S/.1,600 million (US$461.0 million) increasing 17.7% compared to the year-ago balance. At the end of the current period net equity amounted to S/.362.3 million (US$104.4 million) 6.5% over net equity at June 2002.

The Peruvian insurance market through May 31, 2003, had total premiums of US$368.8 million, 33.4% over premiums in the same period in 2002, mainly due to sales of SOAT and life annuities. For the first five months of 2003, PPS’s market share in total premiums was 29.3% (35.2% in the year-ago period), with the share in general risks and health lines being 31.6% and 37.8, respectively. Market share in life insurance and pension fund benefits lines was 26.5% as of May 2003, and of 30.2% in the same period of 2002.

*** 8 Tables To Follow ***

CREDICORP LTD. AND SUBSIDIARIES
Table 1
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	As of

ASSETS	Jun. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003

CASH AND DUE FROM BANKS
Cash and non interest bearing deposits in banks	239,724	314,404	243,401	251,643
Interest bearing deposits in banks	1,469,750	1,867,987	1,901,274	1,616,400
	1,709,474	2,182,391	2,144,675	1,868,043

MARKETABLE SECURITIES, net	498,453	613,174	714,208	685,378

LOANS	4,045,408	4,817,662	4,639,592	4,581,397
Current	3,729,116	4,412,345	4,255,538	4,221,341
Past Due	316,292	405,317	384,054	360,056
Less - Reserve for possible loan losses	(314,076)	(420,809)	(430,712)	(407,117)
LOANS NET	3,731,332	4,396,853	4,208,880	4,174,280

INVESTMENT SECURITIES AVAILABLE FOR SALE	620,141	634,151	670,269	711,404
REINSURANCE ASSETS	35,012	29,677	27,838	33,846
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	65,141	61,856	51,512	56,890
PROPERTY, PLANT and EQUIPMENT, net	248,184	288,889	284,572	278,002
DUE FROM CUSTOMERS ON ACCEPTANCES	29,617	36,068	37,939	43,078
OTHER ASSETS	354,004	376,660	437,110	383,210

TOTAL ASSETS	7,291,358	8,619,719	8,577,003	8,234,131

LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS AND OBLIGATIONS:
Non-interest bearing	686,970	822,883	867,013	812,058
Interest bearing	4,827,277	5,933,819	5,831,799	5,540,923
	5,514,247	6,756,702	6,698,812	6,352,981

DUE TO BANKS AND CORRESPONDENTS	302,846	309,698	293,475	286,857
ACCEPTANCES OUTSTANDING	29,617	36,068	37,939	43,078
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	208,188	224,754	246,637	274,596
RESERVE FOR UNEARNED PREMIUMS	47,808	48,703	49,388	49,255
REINSURANCE PAYABLE	25,585	23,253	18,761	23,815
OTHER LIABILITIES	298,658	332,000	358,431	281,172
MINORITY INTEREST	63,031	64,742	65,161	66,866

TOTAL LIABILITIES	6,489,980	7,795,920	7,768,604	7,378,620

NET SHAREHOLDERS' EQUITY	801,378	823,799	808,399	855,511

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	7,291,358	8,619,719	8,577,003	8,234,131

CONTINGENT CREDITS	1,282,967	1,637,050	1,508,022	1,497,043

CREDICORP LTD. AND SUBSIDIARIES
Table 2
CONSOLIDATED INCOME STATEMENTS
(In thousands of U.S. Dollars)

	Three months ended			Six months ended
	30.06.02	31.03.03	30.06.03	30.06.02	30.06.03

INTEREST INCOME
Interest on loans	108,242	113,349	109,839	220,036	223,188
Interest and dividends on investments:	798	7	845	1,499	852
Interest on deposits with banks	8,155	6,146	4,508	15,866	10,654
Interest on trading securities	13,119	12,804	14,785	25,240	27,589
Total Interest Income	130,314	132,306	129,977	262,641	262,283

INTEREST EXPENSE
Interest on deposits	30,051	25,612	42,334	61,302	67,946
Interest on borrowed funds	6,545	3,658	3,934	14,685	7,592
Other interest expense	7,571	14,157	(5,326	16,357	8,831
Total Interest Expense	44,167	43,427	40,942	92,344	84,369

Net Interest Income	86,147	88,879	89,035	170,297	177,914

Provision for possible loan losses, net	30,337	34,228	19,702	55,675	53,930

Net interest income after provision for
possible loan losses	55,810	54,651	69,333	114,622	123,984

OTHER INCOME
Fees and commissions from banking services	41,154	46,199	47,548	81,024	93,747
Net gains from sales of securities	1,971	(214)	7,593	7,403	7,379
Net gains on foreign exchange transactions	5,758	6,361	5,821	10,078	12,182
Net premiums earned	31,410	31,901	32,090	63,038	63,991
Other income	13,477	28,228	16,523	23,753	44,751
	93,770	112,475	109,575	185,296	222,050

CLAIMS ON INSURANCE ACTIVITIES
Net claims incurred	8,189	4,755	7,282	13,837	12,037
Increase in future policy benefits for life and health	18,679	20,448	19,120	34,095	39,568
	26,868	25,203	26,402	47,932	51,605

OTHER EXPENSES
Salaries and employee benefits	44,747	46,064	45,144	90,319	91,208
General, administrative, and other taxes	33,664	38,833	35,997	65,655	74,830
Depreciation and amortization	10,934	11,749	12,396	22,106	24,145
Other	11,135	12,451	18,820	22,916	31,271
Merger costs	0	15,465	2,022	0	17,487
	100,480	124,562	114,379	200,996	238,941

Translation result	(59)	(6,723)	2,605	(1,966)	(4,118)

Income before income tax, and minority interest	22,173	10,638	40,732	49,024	51,370

Income Tax	(9,075)	(6,789)	(9,821)	(17,832)	(16,610)
Minority Interest	(2,075)	(1,357)	(2,602)	(5,406)	(3,959)

NET INCOME	11,023	2,492	28,309	25,786	30,801

CREDICORP LTD. AND SUBSIDIARIES
Table 3
SELECTED FINANCIAL INDICATORS

	Three months ended			Six months ended
	30.06.02	31.03.03	30.06.03	30.06.02	30.06.03

Profitability
Net income per common share (US$ per share)(1)	0.138	0.031	0.355	0.323	0.386
Net interest margin on interest earning assets (2)	6.00%	5.17%	5.32%	5.88%	5.26%
Return on average total assets (2)(3)	0.60%	0.12%	1.35%	0.69%	0.73%
Return on average shareholders' equity (2)(3)	5.50%	1.22%	13.61%	6.45%	7.34%
No. of outstanding shares (millions)(4)	79.75	79.75	79.75	79.75	79.75

Quality of loan portfolio
Past due loans as a percentage of total loans	7.82%	8.28%	7.86%	7.82%	7.86%
Reserves for loan losses as a percentage of
total past due loans	99.30%	112.15%	113.07%	99.30%	113.07%
Reserves for loan losses as a percentage of
total loans	7.76%	9.28%	8.89%	7.76%	8.89%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	42.88%	55.57%	52.53%	42.88%	52.53%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	0.28%	-5.77%	-5.50%	0.28%	-5.50%

Operating efficiency
Oper. expense as a percent. of total income (5)	50.21%	50.79%	53.36%	51.54%	52.07%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	4.91%	4.62%	4.89%	4.93%	4.80%

Capital adequacy
Total Regulatory Capital (US$Mn)	718.7	742.3	723.4	718.7	723.4
Tier I Capital (US$Mn)	608.8	608.8	608.8	608.8	608.8
Regulatory capital / risk-weighted assets (6)	12.03%	11.65%	11.43%	12.03%	11.43%

Average balances (US$Mn) (3)
Interest earning assets	5,741.3	6,882.3	6,697.1	5,796.1	6,762.5
Total Assets	7,362.4	8,598.4	8,405.6	7,440.1	8,426.9
Net equity	801.4	816.1	832.0	799.1	839.7

(1)Number of shares outstanding of 79.8 million in all periods.
(2)Ratios are annualized.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Net of treasury shares. The total number of shares was of 94.38 million.
(5)Total income includes net interest income and other income.
Operating expense is net of provisions for other assets received in lieu of loan repayment and mandatory employee profit sharing expense.
(6)Risk-weighted assets include market risk assets.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 4
CONSOLIDATED BALANCE SHEETS
(Constant Nuevos Soles, as of June 30, 2003, and U.S. Dollars in thousands)

ASSETS	30.06.02	31.12.02	31.03.03	30.06.03	30.06.03

					US$000(1)
CASH AND DUE FROM BANKS	5,819.582	7,325.345	6,929.199	6,049.523	$1,742.876
Cash and Checks	827.703	1,086.141	812.038	868.317	$250.163
Deposits in Central Bank of Peru	3,876.959	4,786.098	5,258.485	4,369.756	$1,258.933
Deposits with local and foreign banks	1,114.920	1,453.106	858.676	811.450	$233.780

MARKETABLE SECURITIES. net	1,474.146	1,946.167	2,250.304	2,203.559	$634.848

LOANS	13,037.795	15,715.461	14,745.791	14,618.228	$4,211.532
Current	12,003.998	14,370.529	13,479.445	13,394.275	$3,858.910
Past Due	1,033.798	1,344.932	1,266.346	1,223.953	$352.623
Less - Reserve for possible loan losses	(1,106.901	(1,462.632	(1,479.836	(1,441.540	($415.310)
LOANS NET	11,930.894	14,252.829	13,265.955	13,176.688	$3,796.222

INVESTMENT SECURITIES AVAILABLE FOR SALE	374.305	417.936	358.741	313.130	$90.213
PROPERTY, PLANT and EQUIPMENT, net	627.588	782.320	760.401	737.099	$212.359
OTHER ASSETS	856.784	894.176	1,090.121	905.598	$260.904

TOTAL ASSETS	21,083.299	25,618.773	24,654.721	23,385.597	$6,737.424

LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS AND OBLIGATIONS:	17,672.782	21,889.148	20,985.489	20,013.547	$5,765.931
Demand deposits	3,776.471	4,918.243	4,649.755	4,448.206	$1,281.534
Saving accounts	5,181.509	5,878.684	5,501.384	5,444.522	$1,568.574
Time deposits	8,714.802	11,092.221	10,834.350	10,120.819	$2,915.822

DUE TO BANKS AND CORRESPONDENTS	389.005	557.447	507.873	498.840	$143.717
OTHER LIABILITIES	1,121.202	1,169.546	1,255.540	865.335	$249.304

SHAREHOLDERS EQUITY:	1,900.310	2,002.632	1,905.819	2,007.875	$578.472
Capital stock	1,100.101	1,099.056	1,205.918	1,207.195	$347.795
Legal reserve	650.747	650.128	686.681	687.408	$198.043
Retained earnings	149.462	253.448	13.220	113.272	$32.634

TOTAL LIABILITIES AND EQUITY	21,083.299	25,618.773	24,654.721	23,385.597	$6,737.424

Contingent Credits	4,348.510	5,487.103	4,900.248	4,930.784	$1,420.566

(1)Translated at S/.3.471 per US$1.00.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 5
CONSOLIDATED INCOME STATEMENTS
(Constant Nuevos Soles, as of June 30, 2003 and U.S. Dollars in thousands)

	Three months ended				Six months ended

	30.06.02	31.03.03	30.06.03	30.06.03	30.06.02	30.06.03	30.06.03

Interest income and expense				US$000(1)			US$000(1)
Interest income	403.324	412.491	402.937	$116.087	812.073	815.428	$234.926
Less - Interest expense	124.640	130.764	118.540	$34.152	254.910	249.304	$71.825
Net interest income	278.684	281.727	284.397	$81.935	557.163	566.124	$163.101

Provisions for possible loan losses, net	103.910	115.293	66.302	$19.102	191.556	181.595	$52.318

Net interest income after provisions	174.774	166.434	218.095	$62.833	365.607	384.529	$110.783

Other Income
Fees and commissions from services	138.534	154.857	158.653	$45.708	270.603	313.510	$90.323
Net gains from sales of securities	8.934	4.475	8.183	$2.358	24.763	12.658	$3.647
Net gains on foreing exchg. transacts,	18.250	21.237	18.888	$5.442	34.114	40.125	$11.560
Other income	23.908	67.795	26.610	$7.666	43.223	94.405	$27.198
	189.626	248.364	212.334	$61.174	372.703	460.698	$132.728

Other Expenses
Salaries and employee benefits	129.643	132.704	124.695	$35.925	259.397	257.399	$74.157
General and administrative	91.090	104.832	98.979	$28.516	176.308	203.811	$58.718
Depreciation and amortization	29.671	33.331	34.498	$9.939	59.318	67.829	$19.542
Taxes other than income tax	8.300	11.180	10.284	$2.963	16.741	21.464	$6.184
Other	36.546	29.639	29.015	$8.359	74.734	58.654	$16.898
Merger costs	0.000	53.350	6.960	$2.005	0.000	60.310	$17.375
	295.250	365.035	304.432	$87.707	586.498	669.467	$192.874

Result from exposure to inflation	23.880	(24.886)	3.724	$1.073	24.247	(21.162)	($6.097)

Income before income tax	93.030	24.877	129.721	$37.373	176.059	154.598	$44.540

Income Tax	26.949	12.727	29.674	$8.549	51.064	42.401	$12.216

NET INCOME	66.081	12.150	100.047	$28.824	124.995	112.197	$32.324

(1)Translated at S/.3.471 per US$1.00.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 6
SELECTED FINANCIAL INDICATORS

	Three months ended			Six months ended
	30.06.02	31.03.03	30.06.03	30.06.02	30.06.03

Profitability
Net income per common share (S/. per share)(1)	0.055	0.010	0.083	0.104	0.093
Net interest margin on interest earning assets (2)	6.04%	5.08%	5.34%	6.03%	5.21%
Return on average total assets (2)(3)	1.25%	0.19%	1.67%	1.18%	0.92%
Return on average shareholders' equity (2)(3)	14.13%	2.49%	20.45%	13.27%	11.19%

Quality of loan portfolio
Past due loans as a percentage of total loans	7.93%	8.59%	8.37%	7.93%	8.37%
Reserves for loan losses as a percentage of
total past due loans	107.07%	116.86%	117.78%	107.07%	117.78%
Reserves for loan losses as a percentage of
total loans	8.49%	10.04%	9.86%	8.49%	9.86%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	43.51%	56.18%	54.41%	43.51%	54.41%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-3.85%	-11.20%	-10.84%	-3.85%	-10.84%

Operating efficiency (5)
Oper. expense as a percent. of total income (4)	54.83%	54.40%	53.02%	56.25%	53.72%
Oper. expense as a percent. of av. tot. assets(2)(3)	4.86%	4.42%	4.39%	4.94%	4.42%

Capital adequacy
Total Regulatory capital (constant millions S/.)	2,036.4	2,185.9	2,164.9	2,036.4	2,164.9
Tier I Capital (constant millions S/.)	1,750.8	1,730.0	1,742.2	1,750.8	1,742.2
Net equity as a percentage of period end total assets	9.01%	7.73%	8.59%	9.01%	8.59%
Regulatory capital / risk-weighted assets	12.18%	12.53%	12.64%	12.18%	12.64%

Average balances (constant millions S/.) (3)
Interest earning assets	18,453.4	22,201.4	21,313.0	18,509.9	21,667.5
Total Assets	21,122.4	25,136.7	24,020.2	21,175.1	24,502.2
Net equity	1,871.0	1,954.2	1,956.8	1,884.4	2,005.3

Additional data
No. of outstanding shares (millions)	1,076	1,077	1,202	1,076	1,202
No. of employees	7,821	7,629	7,595	7,821	7,595
Inflation rate ( Wholesale price index)	0.66%	1.10%	-0.66%	0.15%	0.44%
Exchange rate (S/. per 1 U.S. Dollar)	3.51	3.47	3.47	3.51	3.47

(1)Shares outstanding of 1,202 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2)Ratios are annualized.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Total income includes net interest income and other income.
(5)Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment.

ATLANTIC SECURITY HOLDING CORPORATION
Table 7
SELECTED FINANCIAL DATA
(Thousands of U.S. Dollars, except net income per share, and percentages)

	Three months ended			Six months ended
	30.06.02	31.03.03	30.06.03	30.06.02	30.06.03

Results
Net Interest Income (w/o dividends)	4,648	3,974	3,669	9,207	7,643
Dividend income	2,099	3,119	97	4,352	3,216
Provisions for credit and market risks	898	4,247	4,459	5,120	8,706
Commissions and fee income	1,540	957	845	3,054	1,802
Other Income(1)	(2,869)	1,451	3,066	(1,120)	4,518
Operating Expense	2,388	1,494	1,606	4,833	3,100
Net Income	2,132	3,761	1,613	5,541	5,374
Net Income per share (US$)	0.05	0.09	0.04	0.14	0.13

Balance Sheets (end of period)
Total Assets	632,867	705,125	725,774	632,867	725,774
Loan portfolio, net	167,235	155,997	156,683	167,235	156,683
Marketable securities and investments	312,297	327,636	359,762	312,297	359,762
Total Deposits	503,509	573,046	583,679	503,509	583,679
Shareholders' equity	104,655	119,282	128,687	104,655	128,687
Funds under administration	502,308	542,156	560,491	502,308	560,491

Ratios (2)
Net interest margin / interest earning assets (3)(4)(5)	3.4%	2.5%	2.4%	3.3%	2.4%
Return on average stockholders' equity(4)	7.9%	13.1%	5.2%	9.5%	9.0%
Return on average total assets(4)	1.3%	2.2%	0.9%	1.7%	1.5%
Past due loans as a percentage of total loans	0.0%	0.0%	0.0%	0.0%	0.0%
Reserves for loan losses as a percentage
of total loans	0.1%	1.6%	2.1%	0.1%	2.1%
Operating expense / total	44.1%	15.7%	20.9%	31.2%	18.0%
Operating expense / average total assets(4)	1.5%	0.9%	0.9%	1.4%	0.9%
Operating expense / average total assets +
funds under management(4)	0.8%	0.5%	0.5%	0.9%	0.5%

(1) Includes realized gains in securities.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3) Averages determined from monthly balances.
(4) Annualized.
(5) Without considering dividend income and dividend earning assets.
(6) Without considering provisions for investments.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
Table 8
SELECTED FINANCIAL DATA
(Constant Nuevos Soles as of June 30, 2003, and U.S. Dollars in thousands, except net income per share)

	As of and for the three month period ended				As of and for the six month period ended

	30.06.02	31.03.03	30.06.03	30.06.03	30.06.02	30.06.03	30.06.03

Results				US$000(1)		US$000(1)

Total gross Premiums	191,956	240,256	266,711	$76,840	431,997	506,967	$146,058
Net Premiums Earned	116,562	119,230	121,084	$34,884	234,867	240,314	$69,235
Change in Reserves	24,290	49,653	75,993	$21,894	63,333	125,647	$36,199
Net Underwriting Results	9,909	14,613	13,875	$3,997	37,062	28,488	$8,207
Net Financial Income	28,860	21,523	45,448	$13,094	45,405	66,971	$19,294
General Expenses	27,368	25,541	29,840	$8,597	54,046	55,381	$15,955
Net Income	9,933	5,159	23,480	$6,765	22,356	28,639	$8,251
Net Income per share (S/.)(2)	0.42	0.22	0.99	$0.29	0.94	1.21	$0.35

Balance Sheets (end of period)
Total Assets	1,359,932	1,464,142	1,600,149	$461,005	1,359,932	1,600,149	$461,005
Investments in Secur. and Real estate	945,788	1,102,618	1,175,360	$338,623	945,788	1,175,360	$338,623
Technical Reserves	823,642	954,992	1,054,448	$303,788	823,642	1,054,448	$303,788
Net Equity	340,195	338,877	362,338	$104,390	340,195	362,338	$104,390

Ratios
Net underwriting results	5.2%	6.1%	5.2%	5.2%	8.6%	5.6%	5.6%
Loss ratio	51.4%	38.9%	39.3%	39.3%	43.5%	39.1%	39.1%
Return on avge. equity (3)(4)	12.4%	6.3%	29.6%	29.6%	11.2%	17.1%	17.1%
Return on total premiums	5.2%	2.1%	8.8%	8.8%	5.2%	5.6%	5.6%
Shareholders' Equity / Total Assets	25.0%	23.1%	22.6%	22.6%	25.0%	22.6%	22.6%
Increase in Risk Reserves	17.2%	29.4%	38.6%	38.6%	21.2%	34.3%	34.3%
Combined Ratio	91.8%	72.6%	66.6%	66.6%	80.9%	69.4%	69.4%
- Net Claims / Net Premiums	68.4%	51.2%	46.0%	46.0%	58.1%	48.4%	48.4%
- Op. Exp.+Comiss./Net Premiums	23.4%	21.4%	20.6%	20.6%	22.8%	21.0%	21.0%
Operating expense/Net Premiums	19.4%	15.1%	15.1%	15.1%	18.1%	15.1%	15.1%
Oper. expense / Avge. assets (3)(4)	8.4%	7.3%	8.0%	8.0%	8.1%	7.5%	7.5%

(1)Translated at S/.3.471 per US$1.00.
(2)Based on 23.7 million shares in all periods.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Annualized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2003

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.